Exhibit 4.1

Marmot Mountain Ltd.

Incentive Stock Option Plan

ARTICLE I - GENERAL

1.01.	Purpose.

The purposes of the Marmot Mountain Ltd. Incentive Stock Option Plan (the “Plan”) of K2 Inc. (the “Company”) are to: (1) closely associate the interests of the management of Marmot Mountain, LLC (“Marmot”) with the stockholders of the Company by reinforcing the relationship between participants’ rewards and stockholder gains; (2) provide management with an equity ownership in the Company commensurate with Marmot’s performance, as reflected in increased stockholder value; (3) maintain competitive compensation levels; and (4) provide an incentive to management for continuous employment with Marmot.

The Plan and all outstanding awards granted thereunder were assumed by the Company on June 30, 2004 pursuant to the Agreement and Plan of Merger, dated June 2, 2004, among Marmot Mountain Ltd., the Stockholders of Marmot Mountain Ltd. named therein, the Company and Marmot.

1.02.	Administration.

(a)	The Plan shall be administered by a committee of not less than three (3) members (the “Committee”) of the Board of Directors of the Company (the “Board”). The Committee members shall be appointed by and serve at the pleasure of the Board. The majority of Committee members shall be Directors who are not officers or employees of the Company. The Committee shall hold meetings at such times and places as it may determine. Acts taken by a majority of the Committee at a meeting at which a quorum is present, or such acts as are reduced to or approved in writing by a majority of the members of the Committee, shall be valid acts of the Committee.

(b)	The Committee shall have the authority, in its sole discretion and from time to time, subject to the express provisions and limitations of the Plan, to:

(i)	designate the employees or classes of employees eligible to participate in the Plan;

(ii)	grant awards provided in the Plan in such amount as the Committee shall determine;

(iii)	impose such limitations, restrictions and conditions upon any such award as the Committee shall deem appropriate; and

(iv)	interpret the Plan, adopt, amend and rescind rules and regulations relating to the Plan and make all other determinations and take all other action necessary or advisable for the implementation and administration of the Plan.

(c)	Decisions and determinations of the Committee on all matters relating to the Plan shall be in its sole discretion and shall be conclusive. No member of the Committee shall be liable for any action taken or decision made in good faith relating to the Plan or any award thereunder.

1.03.	Eligibility for Participation.

Participants in the Plan shall be selected by the Committee from the executive officers and other key employees of Marmot who occupy responsible managerial or professional positions and who have the capability of making a substantial contribution to the success of Marmot. In making this selection and in determining the amount of award, the Committee shall consider any factors deemed relevant, including the individual’s functions, responsibilities, value of services to Marmot and past and potential contributions to Marmot’s profitability and sound growth.

1.04.	Types of Award Under Plan.

Awards under the Plan will be in the form of Incentive Stock Options, as described in Article II.

1.05.	Aggregate Limitation on Awards.

(a)	Shares of stock which may be issued under the Plan shall be authorized and unissued shares of Common Stock of the Company (“Common Stock”). The maximum number of shares of Common Stock which may be issued under the Plan shall be 21,975.[1]

(b)	For purposes of calculating the maximum number of shares of Common Stock which may be issued under the Plan:

(i)	all the shares issued (including the shares, if any, withheld for tax withholding requirements) shall be counted when cash is used as full payment for shares issued upon exercise of an Incentive Stock Option; and

[1]	At the effective time of the merger, Fifteen Thousand (15,000) shares of Marmot Mountain, Ltd. common stock, par value $0.0001 per share ("Marmot Mountain Stock"), were reserved and available for issuance under the Plan; however pursuant to the terms of the Agreement and Plan of Merger, dated as of June 2, 2004, by and among the Company, Marmot Mountain, Ltd., Marmot and the Marmot Mountain, Ltd. shareholders named therein, each share of Marmot Mountain Stock was converted into 1.465 shares of Common Stock, including those shares of Marmot Mountain Stock subject to outstanding options as of June 30, 2004 granted under the Plan and the corresponding conversion was made with respect to the shares of Marmot Mountain Stock reserved for issuance under the Plan.

(ii)	only the net shares issued (including the shares, if any, withheld for tax withholding requirements) shall be counted when shares of Common Stock are issued upon exercise of an Incentive Stock Option.

(c)	Shares tendered by an Optionee (as defined below) as payment for shares issued upon exercise of an Incentive Stock Option shall be available for issuance under the Plan. Any shares of Common Stock subject to an Incentive Stock Option which for any reason is terminated, unexercised or has expired shall again be available for issuance under the Plan.

1.06.	Effective Date of Term of Plan.

(a)	The Plan became effective on April 23, 1999.

(b)	No awards shall be made under the Plan after the last day of the Company’s 2004 fiscal year provided, however, that the Plan and all awards made under the Plan prior to such date shall remain in effect until such awards have been satisfied or terminated in accordance with the Plan and the terms of such awards.

ARTICLE II-INCENTIVE STOCK OPTIONS

2.01.	Award of Incentive Stock Options.

The Committee may, from time to time and subject to the provisions of the Plan and such other terms and conditions as the Committee may prescribe, grant to any participant in the Plan one or more “incentive stock options” intended to qualify as such (“Incentive Stock Options”) under the provisions of section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) to purchase for cash or shares the number of shares of Common Stock allotted by the Committee. The date an Incentive Stock Option is granted shall mean the date selected by the Committee as to which the Committee allots a specific number of shares to an Optionee pursuant to the Plan.

2.02.	Incentive Stock Option Agreements.

The grant of an Incentive Stock Option shall be evidenced by a written Incentive Stock Option Agreement, executed by the Company and the holder of an Incentive Stock Option (the “Optionee”), stating the number of shares of Common Stock subject to the Incentive Stock Option evidenced thereby, and in such form as the Committee may from time to time determine.

2.03.	Incentive Stock Option Price.

(a)	Each option agreement shall state the number of shares, to whom it pertains and the option price per share of Common Stock, which shall not be less than 100% of the Fair Market Value (as defined below) of a share of Common Stock on the date the Incentive Stock Option is granted.

(b)	No option may be granted under the Plan to any individual who would, immediately after the grant of such option, directly or indirectly own more than ten (10) percent of the total combined voting power of all classes of stock of the Company unless such options are granted at an options price not less than 110% of the Fair Market Value of the shares on the day the option is granted.

(c)	For the purposes of the Plan, “Fair Market Value” means, as of any given date, unless otherwise determined by the Committee in good faith, the mean between the highest and lowest quoted selling price, regular way, of the Common Stock on the New York Stock Exchange or, if no such sale of Common Stock occurs on the New York Stock Exchange on such date, the fair market value of the Common Stock as determined by the Committee in good faith.

2.04.	Term and Exercise.

Each Incentive Stock Option shall become vested 25% each year on the anniversary date of the date of grant. Each option must be exercised within five (5) years from the date of vesting. No Incentive Stock Option shall be exercisable after the expiration of its option term.

2.05.	Maximum Amount of Incentive Stock Option Grant.

The aggregate Fair Market Value (determined on the date the option is granted) of Common Stock subject to an Incentive Stock Option granted to an optionee by the Committee shall not exceed $300,000 in any calendar year.

2.06.	Manner of Payment.

Each Incentive Stock Option Agreement shall set forth the procedure governing the exercise of the Incentive Stock Option granted thereunder, and shall provide that, upon such exercise in respect of any shares of Common Stock subject thereto, the Optionee shall pay to the Company, in full, the option price for such shares with cash, with previously owned Common Stock, or at the option of the Optionee, the Company shall accept Common Stock, valued at the Fair Market Value, in an amount equal to the option price times the number of Common Stock being purchased.

2.07.	Death of Optionee.

(a)	Upon the death of the Optionee, any Incentive Stock Option exercisable on the date of death may be exercised by the Optionee’s estate or by a person who acquires the right to exercise such Incentive Stock Option by bequest or inheritance or by reason of the death of the Optionee, provided that such exercise occurs within both (i) the remaining option term of the Incentive Stock Option and (ii) one (1) year after the Optionee’s death.

(b)	The provisions of this Section 2.07 shall apply notwithstanding the fact that the Optionee’s employment may have terminated prior to death, but only to the extent of any Incentive Stock Options exercisable on the date of death.

2.08.	Retirement or Disability.

Upon the termination of the Optionee’s employment by reason of permanent disability or retirement (as each is determined by the Committee), the Optionee may, within twelve (12) months from the date of such termination of employment, exercise any Incentive Stock Options to the extent such Incentive Stock Options were exercisable at the date of such termination of employment. Notwithstanding the foregoing, the tax treatment available pursuant to Section 422 of the Code upon the exercise of an Incentive Stock Option will not be available to an Optionee who exercises any Incentive Stock Options more than (a) twelve (12) months after the date of termination of employment due to permanent disability or (b) three (3) months after the date of termination of employment due to retirement.

2.09.	Termination for Other Reasons.

Except as provided in Sections 2.07 and 2.08 or as otherwise determined by the Committee, all Incentive Stock Options shall terminate upon the termination of the Optionee’s employment. The Optionee shall have thirty (30) days after the date of notice of termination to exercise all vested Incentive Stock Options.

ARTICLE III-MISCELLANEOUS

3.01.	General Restrictions.

Each award under the Plan shall be subject to the requirement that, if at any time the Committee shall determine that (a) the listing, registration or qualification of the shares of Common Stock subject or related thereto upon any securities exchange or under any state or Federal law, or (b) the consent or approval of any government regulatory body or (c) an agreement by the grantee of any award with respect to the disposition of shares of Common Stock, is necessary or desirable as a condition of, or in connection with, the granting of such award or the issue or purchase of shares of Common Stock thereunder, such award may not be consummated in whole or in part unless such listing, registration, qualification, consent, approval or agreement shall have been effected or obtained free of any condition not acceptable to the Committee.

3.02.	Non-Assignability.

No award under the Plan shall be assignable or transferable by the recipient thereof, except by will or by the laws of descent and distribution. During the life of the recipient, such award shall be exercisable only by such person or by such person’s guardian or legal representative.

3.03.	Withholding Taxes.

Whenever the Company proposes or is required to issue or transfer shares of Common Stock under the Plan, the Company shall have the right to require the Optionee to remit to the Company an amount sufficient to satisfy any Federal, state and/or local withholding tax requirements prior to the delivery of any certificate or certificates for such shares. Alternatively, the Company may issue or transfer such shares of Common Stock net of the number of shares sufficient to satisfy the withholding as requirements. For withholding tax purposes, the shares of Common Stock shall be valued on the date the withholding obligations are incurred.

3.04.	Right to Terminate Employment.

Nothing in the Plan or in any agreement entered into pursuant to the Plan shall confer upon any Optionee the right to continue in the employment of the Company or Marmot or effect any right which the Company or Marmot may have to terminate the employment of such Optionee.

3.05.	Non-Uniform Determinations.

The Committee’s determinations under the Plan (including without limitation determinations of the persons to receive awards, the amount and timing of such awards, the terms and provisions of such awards and the agreements evidencing same) need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, awards under the Plan, whether or not such persons are similarly situated.

3.06.	Rights as a Shareholder.

The recipient of any award under the Plan shall have no rights as a stockholder with respect thereto unless and until certificates for shares of Common Stock are issued to him or her.

3.07.	Leaves of Absence.

The Committee shall be entitled to make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence taken by an Optionee. Without limiting the generality of the foregoing, the Committee shall be entitled to determine (a) whether or not any such leave of absence shall constitute a termination of employment within the meaning of the Plan and (b) the impact, if any, of any such leave of absence on awards under the Plan theretofore made to any Optionee who takes such leave of absence.

3.08.	Adjustments.

In any event of any change in the outstanding Common Stock by reason of stock dividend or distribution, recapitalization, merger, consolidation, split-up, combination, exchange of shares or the like, the Committee may appropriately adjust the number of shares of Common Stock which may be issued under the Plan, the number of shares of Common Stock subject to Incentive Stock Options theretofore granted under the Plan, the option price of Options theretofore awarded under the Plan and any and all other matters deemed appropriate by the Committee.

3.09.	Amendment of the Plan.

(a)	The Committee may, without further action by the stockholders and without receiving further consideration from the Optionees, amend this Plan or condition or modify awards under this Plan in response to changes in securities or other laws or rules, regulations or regulatory interpretations thereof applicable to this Plan or to comply with stock exchange rules or requirements.

(b)	The Committee may at any time and from time to time terminate or modify or amend the Plan in any respect, except that without stockholder approval the Committee may not (i) increase the maximum number of shares of Common Stock which may be issued under the Plan (other than increases pursuant to this Section 3.09.), (ii) extend the period during which any award may be granted or exercised or (iii) extend the term of the Plan. The termination or any modification or amendment of the Plan, except as provided in Section 3.09(a), shall not without the consent of an Optionee, affect his or her rights under an award previously granted to him or her.

As adopted on April 23, 1999

As amended by the Board on August 12, 2004